
03021168


SEC MAIL PROCESSING
RECEIVED
MAY 30 2003
WASH. D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

First Horizon Asset Securities Inc.
(Exact Name of Registrant as Specified in Charter)

0001081915
(CIK Number)

Current Report on Form 8-K dated as of May 28, 2003
(Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)

333-100663
(Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	Computational Materials provided by First Tennessee Bank National Association
99.2	Computational Materials provided by UBS Warburg LLC

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

May 28, 2003

By: 
Senior Vice President -Asset Securitization

EXHIBIT 99.1

Computational Materials provided by
First Tennessee Bank National Association

[begins on next page]

FHASI 2003-5
COLLATERAL PROJECTIONS
May 30, 2003 Settle

30YR JUMBO FIXED RATE LOANS

Total 30yr loans			500,000,000	+-5.0%
"AAA" Amount @	2.30%	$	488,500,000	+-5.0%
Gross WAC			5.920	+-.10
Wtd Avg Servicing Fee			0.250	+-.025
AAA Coupon			5.50%	
WAC Range			200.0	max
WAM			358	+-2
WALTV			63%	+-5.0
**All loans over 80% have PMI				
Average Loan Balance		$	490,000	+-$25000
Full/Alt Doc			90.0%	min
SF/PUD			90.0%	min
Owner Occupied			90.0%	min
Investor Properties			5.00%	max
Average FICO			735	+-15
Pct California			**30.0%**	**max**

Subordination 2.30% +-.50
Expected Rating Agencies S&P, Moody's, and/or Fitch (2 out of 3)
Three loan pools cross collateralized

15YR JUMBO FIXED RATE LOANS

Total 15yr loans			150,000,000	+-5.0%
"AAA" Amount @	2.30%	$	146,550,000	+-5.0%
Gross WAC			5.375	+-.10
Wtd Avg Servicing Fee			0.250	+-.025
AAA Coupon			5.00%	
WAC Range			200.0	max
WAM			178	+-2
WALTV			61%	+-5.0
**All loans over 80% have PMI				
Average Loan Balance		$	490,000	+-$25000
Full/Alt Doc			90.0%	min
SF/PUD			90.0%	min
Owner Occupied .			90.0%	min
Investor Properties			5.00%	max
Average FICO			735	+-15
Pct California			**25.0%**	**max**

SEASONED COLLATERAL

Total Called Collateral			35,000,000	+-5.0%
"AAA" Amount @	2.30%	$	34,195,000	+-5.0%
Gross WAC			8.141	+-.075
Wtd Avg Servicing Fee			0.270	+-.050
AAA WAC Pass-through			7.871	+-.025
WAC Range			250.0	max
WAM			325	+-5
Wtd Avg Original LTV			75%	+-5.0
**All loans over 80% have PMI				
Average Loan Balance		$	422,000	+-$25000
Full/Alt Doc			90.0%	min
SF/PUD			85.0%	min
Owner Occupied			85.0%	min
Investor Properties			5.00%	max
Average FICO			707	+-15
Pct California			**20.0%**	**max**
Pct Current			**100.0%**	

SEASONED COLLATERAL DETAIL

Called Series	Call Date	Remaining Balance	WAC	WAM	1MN CPR	3MN CPR	6MN CPR	Calif Pct.
2000-2	Apr 03	6,411,022	8.217	320	79	80	81	5.7
2000-3	Apr 03	7,626,601	7.870	319	65	70	72	9.8
2000-4	Apr 03	6,493,050	8.323	325	45	43	46	17.6
2000-5	Jan 03	5,387,622	8.203	327	78	56	55	13.3
2001-1	Apr 03	10,377,980	8.148	330	19	45	66	24.9
Total		36,296,275	8.141	325	53	58	65	15.3

Prepays from Bloomberg, through month prior to Call Date.

GRAB Mtge Y

Bloomberg CMO

TEMP FT21 3A1

7.87137% LEGAL MTY N/A

BCC0HXHU9 CMO:

8.141[illegible]325[illegible]35

ASSUMED collateral -NO History-	5/30/03: 34,195,000 5/ 1/03: 34,195,000 factor 1.00000000000000	next pay 6/25/03 (monthly) rcd date 5/31/03 (24 Delay) accrual 5/ 1/03- 5/31/03

YIELD TABLE

5/30/03

"Off Ramp" Implicit CPR

Vary PRICE	25.0 CPR	40.0 CPR	50.0 CPR	60.0 CPR	70.0 CPR	80.0 CPR
103-7+	2.289	5.649	4.918	4.056	2.967	1.473
103-9+	2.199	5.611	4.869	3.993	2.887	1.370
103-11+	2.108	5.574	4.820	3.930	2.807	1.267
[illegible]	2.018	5.536	4.771	3.867	2.727	1.163
103-15+	1.928	5.499	4.722	3.805	2.647	1.061
103-17+	1.837	5.461	4.673	3.742	2.568	.958
103-19+	1.747	5.424	4.624	3.680	2.488	.855
AvgLife	0.68	1.80	1.33	1.01	0.78	0.59
Mod Dur	0.67	1.60	1.22	0.96	0.75	0.58
DateWindow	6/03- 2/25/06	6/03- 12/25/23	6/03- 1/25/04	6/03- 7/25/07	6/03- 7/25/06	6/03- 10/25/05
Spread	+82/AL	+401/AL	+338/AL	+257/AL	+150/AL	-1/AL

NON-CALLABLE

Treasury Curve - BGN
3mo 6mo -2- -5- -10-
1.11 1.15 1.53 2.84 3.91 4.

Format# 1-YT

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg
G464-900-3 06-May-03 1

GPAB Mtge Y

Bloomberg CMO

TEMP FT18 2A1

5% LEGAL MTY N/A

BCC0AJAL2 CMO:

65 (60) 5.375(178)1 WAC (WAM) AGE ASSUM

ASSUMED collateral -NO History-	5/30/03: 146,700,000 5/ 1/03: 146,700,000 factor 1.000000000000	next pay 6/25/03 (monthly) rcd date 5/31/03 (24 Delay) accrual 5/ 1/03- 5/31/03	30/360 C created 4 1stProj 6 ASSUMED co

5/30/03

YIELD TABLE

Vary PRICE	325 PSA	100 PSA	175 PSA	250 PSA	500 PSA	750 PSA
101-24	4.478	4.659	4.601	4.540	4.332	4.129
101-26	4.461	4.648	4.587	4.525	4.311	4.102
101-28	4.444	4.636	4.574	4.510	4.290	4.075
[illegible]	4.427	4.625	4.561	4.495	4.268	4.047
102	4.410	4.613	4.547	4.479	4.247	4.020
102-2	4.393	4.602	4.534	4.464	4.226	3.993
102-4	4.376	4.590	4.521	4.449	4.205	3.966
AvgLife	4.23	6.60	5.61	4.84	3.26	2.46
Mod Dur	3.62	5.28	4.60	4.05	2.88	2.25
Window	6/03- 3/25/18	6/03- 3/25/18	6/03- 3/25/18	6/03- 3/25/18	6/03- 3/25/18	6/03- 3/25/18
Spread	+186 AL	+141/AL	+156/AL	+166/AL	+214/AL	+228/AL

+2…

NON-CALLABLE [illegible]

Treasury Curve - BGN
3mo 6mo -2- -5- -10- -…
1.13 1.12 1.55 2.84 3.92 4 …

Format# 1-YT

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 …
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomb…
G464-900-3 09-Apr-03

FHASI03530yri - Price/Yield - 1A3

Balance	$25,000,000.00	Delay	24	WAC	5.92
Coupon	5.5	Dated	5/1/2003	NET	5.5
Settle	5/30/2003	First Payment	6/25/2003	WAM	358

Price	*100 PSA* **Yield**	*175 PSA* **Yield**	*250 PSA* **Yield**	*325 PSA* **Yield**	*500 PSA* **Yield**	*750 PSA* **Yield**	*1000 PSA* **Yield**
99-28	5.5380	5.5360	5.5340	5.5320	5.5280	5.5140	5.4980
99-30	5.5320	5.5290	5.5260	5.5230	5.5190	5.5020	5.4810
100-00	5.5250	5.5210	5.5180	5.5150	5.5100	5.4890	5.4650
100-02	5.5190	5.5140	5.5100	5.5070	5.5010	5.4770	5.4480
100-04	5.5120	5.5070	5.5030	5.4990	5.4920	5.4640	5.4310
100-06	5.5060	5.5000	5.4950	5.4910	5.4830	5.4510	5.4140
100-08	5.5000	5.4930	5.4870	5.4830	5.4740	5.4390	5.3980
100-10	**5.4930**	**5.4860**	**5.4800**	**5.4740**	**5.4650**	**5.4260**	**5.3810**
100-12	5.4870	5.4790	5.4720	5.4660	5.4560	5.4140	5.3640
100-14	5.4800	5.4720	5.4640	5.4580	5.4470	5.4010	5.3470
100-16	5.4740	5.4650	5.4570	5.4500	5.4380	5.3880	5.3310
100-18	5.4670	5.4580	5.4490	5.4420	5.4290	5.3760	5.3140
100-20	5.4610	5.4500	5.4410	5.4340	5.4200	5.3630	5.2970
100-22	5.4550	5.4430	5.4340	5.4260	5.4110	5.3510	5.2810
100-24	5.4480	5.4360	5.4260	5.4170	5.4020	5.3380	5.2640
Spread @ Center Price	204	204	203	202	201	302	297
WAL	15.30	13.08	11.60	10.57	9.09	5.96	4.27
Mod Dum	9.65	8.74	8.09	7.61	6.86	4.93	3.71
Principal Window	Jun08 - Mar33	Jun08 - Mar33	Jun08 - Mar33	Jun08 - Mar33	Jun08 - Mar33	Jan08 - Mar33	Dec06 - Jan09

UST Mat 3MO 6MO 2YR 3yr 5yr 10yr 30yr
Yld 1.03 1.04 1.31 1.65 2.41 3.45 4.44

FTN Financial is a division of First Tennessee Bank National Association. Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

FHASI03530yri - Price/Yield - 1A45

Balance	$1,000,000.00	Delay	24	WAC	5.92
Coupon	4.5	Dated	5/1/2003	NET	5.5
Settle	5/30/2003	First Payment	6/25/2003	WAM	358

Price	*100 PSA* Yield	*175 PSA* Yield	*250 PSA* Yield	*325 PSA* Yield	*500 PSA* Yield	*750 PSA* Yield	*1000 PSA* Yield
100.563	4.4130	4.3630	4.3130	4.2660	4.1750	4.0730	3.9880
100.625	4.4030	4.3500	4.2960	4.2460	4.1480	4.0390	3.9480
100.688	4.3940	4.3370	4.2790	4.2260	4.1220	4.0050	3.9090
100.750	4.3850	4.3240	4.2630	4.2060	4.0950	3.9710	3.8690
100.813	4.3750	4.3110	4.2460	4.1860	4.0690	3.9380	3.8290
100.875	4.3660	4.2990	4.2300	4.1660	4.0430	3.9040	3.7890
100.938	4.3570	4.2860	4.2140	4.1460	4.0160	3.8700	3.7500
101.000	**4.3480**	**4.2730**	**4.1970**	**4.1260**	**3.9900**	**3.8370**	**3.7100**
101.063	4.3380	4.2600	4.1810	4.1070	3.9640	3.8030	3.6700
101.125	4.3290	4.2470	4.1640	4.0870	3.9370	3.7700	3.6310
101.188	4.3200	4.2350	4.1480	4.0670	3.9110	3.7360	3.5910
101.250	4.3110	4.2220	4.1310	4.0470	3.8850	3.7030	3.5520
101.313	4.3010	4.2090	4.1150	4.0280	3.8590	3.6690	3.5120
101.375	4.2920	4.1960	4.0990	4.0080	3.8330	3.6360	3.4730
101.438	4.2830	4.1840	4.0820	3.9880	3.8060	3.6020	3.4330
Spread @ Center Price	115	169	204	229	248	252	246
WAL	8.78	5.82	4.32	3.49	2.55	1.96	1.65
Mod Durn	6.66	4.81	3.75	3.11	2.34	1.84	1.56
Principal Window	Jun03 - Dec25	Jun03 - Mar19	Jun03 - Jul14	Jun03 - Jun11	Jun03 - Jun08	Jun03 - Dec06	Jun03 - Mar06

UST Mat 3MO 6MO 2YR 3yr 5yr 10yr 30yr
Yld 1.03 1.04 1.31 1.65 2.41 3.45 4.44

FTN Financial is a division of First Tennessee Bank National Association. Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

FHASI03530yri - Price/Yield - 1A5V

Balance	$1,000,000.00	Delay	24	WAC	5.92
Coupon	5.25	Dated	5/1/2003	NET	5.5
Settle	5/30/2003	First Payment	6/25/2003	WAM	358

Price	***100 PSA*** **Yield**	***175 PSA*** **Yield**	***250 PSA*** **Yield**	***325 PSA*** **Yield**	***500 PSA*** **Yield**	***750 PSA*** **Yield**	***1000 PSA*** **Yield**
102-26	4.7880	4.6000	4.4150	4.2470	3.9200	3.5500	3.2440
102-28	4.7780	4.5870	4.3980	4.2270	3.8930	3.5160	3.2040
102-30	4.7680	4.5730	4.3810	4.2060	3.8660	3.4820	3.1650
103-00	4.7580	4.5600	4.3640	4.1860	3.8400	3.4480	3.1250
103-02	4.7480	4.5460	4.3470	4.1650	3.8130	3.4150	3.0850
103-04	4.7380	4.5320	4.3290	4.1450	3.7860	3.3810	3.0450
103-06	4.7290	4.5190	4.3120	4.1240	3.7600	3.3470	3.0060
103-08	**4.7190**	**4.5050**	**4.2950**	**4.1040**	**3.7330**	**3.3130**	**2.9660**
103-10	4.7090	4.4920	4.2780	4.0840	3.7060	3.2800	2.9270
103-12	4.6990	4.4780	4.2610	4.0630	3.6800	3.2460	2.8870
103-14	4.6890	4.4650	4.2440	4.0430	3.6530	3.2120	2.8480
103-16	4.6790	4.4510	4.2270	4.0230	3.6270	3.1790	2.8080
103-18	4.6690	4.4380	4.2100	4.0030	3.6000	3.1450	2.7690
103-20	4.6590	4.4240	4.1930	3.9820	3.5740	3.1120	2.7300
103-22	4.6490	4.4110	4.1760	3.9620	3.5470	3.0780	2.6900
Spread @ Center Price	169	202	224	233	225	201	172
WAL	7.98	5.37	4.06	3.32	2.46	1.91	1.61
Mod Durn	6.07	4.45	3.52	2.96	2.26	1.79	1.52
Principal Window	Jun03 - Jun22	Jun03 - Oct16	Jun03 - Dec12	Jun03 - Aug10	Jun03 - Feb08	Jun03 - Oct06	Jun03 - Feb06

UST Mat 3MO 6MO 2YR 3yr 5yr 10yr 30yr
Yld 1.03 1.04 1.31 1.65 2.41 3.45 4.44

FTN Financial is a division of First Tennessee Bank National Association. Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

FHASI03530yri - Price/Yield - 1AVZ

Balance	$20,000,000.00	Delay	24	WAC	5.92
Coupon	5.25	Dated	5/1/2003	NET	5.5
Settle	5/30/2003	First Payment	6/25/2003	WAM	358

Price	*100 PSA* Yield	*175 PSA* Yield	*250 PSA* Yield	*325 PSA* Yield	*500 PSA* Yield	*750 PSA* Yield	*1000 PSA* Yield
94-02	5.7300	5.9110	6.1210	6.3310	6.7600	7.2690	7.6840
94-04	5.7250	5.9040	6.1110	6.3190	6.7440	7.2460	7.6570
94-06	5.7200	5.8970	6.1020	6.3070	6.7270	7.2240	7.6290
94-08	5.7150	5.8900	6.0920	6.2950	6.7100	7.2010	7.6020
94-10	5.7100	5.8830	6.0830	6.2830	6.6930	7.1780	7.5750
94-12	5.7050	5.8760	6.0740	6.2720	6.6770	7.1560	7.5470
94-14	5.7010	5.8690	6.0640	6.2600	6.6600	7.1330	7.5200
94-16	**5.6960**	**5.8620**	**6.0550**	**6.2480**	**6.6430**	**7.1110**	**7.4920**
94-18	5.6910	5.8550	6.0460	6.2360	6.6270	7.0880	7.4650
94-20	5.6860	5.8480	6.0360	6.2250	6.6100	7.0660	7.4380
94-22	5.6810	5.8410	6.0270	6.2130	6.5930	7.0430	7.4100
94-24	5.6760	5.8350	6.0180	6.2010	6.5770	7.0210	7.3830
94-26	5.6720	5.8280	6.0090	6.1890	6.5600	6.9980	7.3560
94-28	5.6670	5.8210	5.9990	6.1780	6.5430	6.9760	7.3280
94-30	5.6620	5.8140	5.9900	6.1660	6.5270	6.9530	7.3010
Spread @ Center Price	199	241	315	366	458	545	600
WAL	14.52	10.04	7.37	5.83	4.09	3.03	2.50
Mod Durn	13.60	9.51	7.05	5.60	3.94	2.92	2.41
Principal Window	Jan14 - Jun22	Nov10 - Oct16	Feb09 - Dec12	Feb08 - Aug10	Nov06 - Feb08	Jan06 - Oct06	Aug05 - Feb06

UST Mat 3MO 6MO 2YR 3yr 5yr 10yr 30yr
Yld 1.03 1.04 1.31 1.65 2.41 3.45 4.44

FTN Financial is a division of First Tennessee Bank National Association. Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

FHASI03530yri - Price/Yield - 1A55

Balance	$2,000,000.00	Delay	24	WAC	5.92
Coupon	5.5	Dated	5/1/2003	NET	5.5
Settle	5/30/2003	First Payment	6/25/2003	WAM	358

Price	*100 PSA* Yield	*175 PSA* Yield	*250 PSA* Yield	*325 PSA* Yield	*500 PSA* Yield	*750 PSA* Yield	*1000 PSA* Yield
101-22	5.2400	5.1230	5.0040	4.8930	4.6780	4.4370	4.2370
101-24	5.2300	5.1090	4.9870	4.8730	4.6520	4.4030	4.1970
101-26	5.2200	5.0960	4.9700	4.8530	4.6250	4.3690	4.1580
101-28	5.2110	5.0830	4.9540	4.8330	4.5990	4.3360	4.1180
101-30	5.2010	5.0700	4.9370	4.8130	4.5720	4.3020	4.0780
102-00	5.1910	5.0570	4.9200	4.7930	4.5460	4.2690	4.0390
102-02	5.1820	5.0440	4.9030	4.7730	4.5190	4.2350	3.9990
102-04	**5.1720**	**5.0310**	**4.8870**	**4.7530**	**4.4930**	**4.2010**	**3.9600**
102-06	5.1630	5.0170	4.8700	4.7330	4.4670	4.1680	3.9200
102-08	5.1530	5.0040	4.8540	4.7130	4.4400	4.1340	3.8810
102-10	5.1430	4.9910	4.8370	4.6930	4.4140	4.1010	3.8410
102-12	5.1340	4.9780	4.8200	4.6730	4.3880	4.0680	3.8020
102-14	5.1240	4.9650	4.8040	4.6530	4.3620	4.0340	3.7630
102-16	5.1150	4.9520	4.7870	4.6330	4.3350	4.0010	3.7240
102-18	5.1050	4.9390	4.7710	4.6140	4.3090	3.9670	3.6840
Spread @ Center Price	197	245	273	291	299	289	271
WAL	8.78	5.82	4.32	3.49	2.55	1.96	1.65
Mod Durn	6.34	4.65	3.66	3.05	2.31	1.82	1.54
Principal Window	Jun03 - Dec25	Jun03 - Mar19	Jun03 - Jul14	Jun03 - Jun11	Jun03 - Jun08	Jun03 - Dec06	Jun03 - Mar06

UST Mat	3MO	6MO	2YR	3yr	5yr	10yr	30yr
Yld	1.03	1.04	1.31	1.65	2.41	3.45	4.44

FTN Financial is a division of First Tennessee Bank National Association. Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

FHASI03530yri - Price/Yield - 1A7M

Balance	$13,310,000.00	Delay	24	WAC	5.92
Coupon	7	Dated	5/1/2003	NET	5.5
Settle	5/30/2003	First Payment	6/25/2003	WAM	358

Price	*100 PSA* Yield	*175 PSA* Yield	*250 PSA* Yield	*325 PSA* Yield	*500 PSA* Yield	*750 PSA* Yield	*1000 PSA* Yield
103-30	5.2940	4.7560	4.3410	3.9890	3.2850	2.4350	1.6910
104-00	5.2700	4.7240	4.3030	3.9470	3.2320	2.3710	1.6180
104-02	5.2450	4.6920	4.2650	3.9040	3.1800	2.3070	1.5440
104-04	5.2200	4.6600	4.2270	3.8610	3.1280	2.2430	1.4700
104-06	5.1950	4.6280	4.1890	3.8190	3.0760	2.1800	1.3970
104-08	5.1700	4.5960	4.1520	3.7760	3.0240	2.1160	1.3230
104-10	5.1460	4.5630	4.1140	3.7340	2.9720	2.0530	1.2500
104-12	**5.1210**	**4.5310**	**4.0760**	**3.6910**	**2.9200**	**1.9890**	**1.1760**
104-14	5.0960	4.4990	4.0380	3.6490	2.8680	1.9260	1.1030
104-16	5.0720	4.4670	4.0010	3.6060	2.8160	1.8630	1.0300
104-18	5.0470	4.4350	3.9630	3.5640	2.7640	1.7990	0.9570
104-20	5.0220	4.4030	3.9260	3.5220	2.7120	1.7360	0.8830
104-22	4.9980	4.3720	3.8880	3.4790	2.6600	1.6730	0.8100
104-24	4.9730	4.3400	3.8510	3.4370	2.6090	1.6100	0.7380
104-26	4.9480	4.3080	3.8130	3.3950	2.5570	1.5470	0.6650
Spread @ Center Price	356	319	281	246	175	86	7
WAL	2.72	2.04	1.71	1.50	1.21	0.98	0.84
Mod Durn	2.41	1.86	1.58	1.40	1.15	0.94	0.81
Principal Window	Jun03 - Mar08	Jun03 - Oct06	Jun03 - Feb06	Jun03 - Oct05	Jun03 - Apr05	Jun03 - Dec04	Jun03 - Sep04

UST Mat 3MO 6MO 2YR 3yr 5yr 10yr 30yr
Yld 1.03 1.04 1.31 1.65 2.41 3.45 4.44

FTN Financial is a division of First Tennessee Bank National Association. Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

FHASI03530yri - Price/Yield - 1A7L

Balance	$26,690,000.00	Delay	24	WAC	5.92
Coupon	7	Dated	5/1/2003	NET	5.5
Settle	5/30/2003	First Payment	6/25/2003	WAM	358

Price	***100 PSA*** **Yield**	***175 PSA*** **Yield**	***250 PSA*** **Yield**	***325 PSA*** **Yield**	***500 PSA*** **Yield**	***750 PSA*** **Yield**	***1000 PSA*** **Yield**
106-02	6.2650	5.9810	5.6820	5.3980	4.8440	4.2250	3.7170
106-04	6.2570	5.9710	5.6690	5.3820	4.8230	4.1980	3.6850
106-06	6.2490	5.9610	5.6560	5.3670	4.8020	4.1720	3.6540
106-08	6.2420	5.9500	5.6430	5.3510	4.7820	4.1460	3.6230
106-10	6.2340	5.9400	5.6300	5.3360	4.7610	4.1190	3.5920
106-12	6.2260	5.9300	5.6170	5.3200	4.7400	4.0930	3.5610
106-14	6.2190	5.9200	5.6040	5.3040	4.7200	4.0670	3.5310
106-16	**6.2110**	**5.9090**	**5.5910**	**5.2890**	**4.6990**	**4.0400**	**3.5000**
106-18	6.2040	5.8990	5.5780	5.2730	4.6780	4.0140	3.4690
106-20	6.1960	5.8890	5.5650	5.2580	4.6580	3.9880	3.4380
106-22	6.1880	5.8790	5.5530	5.2420	4.6370	3.9620	3.4070
106-24	6.1810	5.8690	5.5400	5.2270	4.6170	3.9350	3.3760
106-26	6.1730	5.8580	5.5270	5.2110	4.5960	3.9090	3.3450
106-28	6.1660	5.8480	5.5140	5.1960	4.5750	3.8830	3.3150
106-30	6.1580	5.8380	5.5010	5.1800	4.5550	3.8570	3.2840
Spread @ Center Price	266	293	305	307	296	257	216
WAL	11.80	7.70	5.62	4.48	3.22	2.45	2.05
Mod Durn	7.67	5.72	4.51	3.75	2.83	2.22	1.89
Principal Window	Mar08 - Dec25	Oct06 - Mar19	Feb06 - Jul14	Oct05 - Jun11	Apr05 - Jun08	Dec04 - Dec06	Sep04 - Mar06

UST Mat 3MO 6MO 2YR 3yr 5yr 10yr 30yr
Yld 1.03 1.04 1.31 1.65 2.41 3.45 4.44

FTN Financial is a division of First Tennessee Bank National Association. Although this information has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

EXHIBIT 99.2

Computational Materials provided by
UBS Warburg LLC

[begins on next page]

FHMT0305 30 year 5.5

BondBa	lance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A16	509,000.00	5.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.5000	05/30/03	30 year	5.92	358.00	325.0PSA	99:04

Price	PSA 50	PSA 100	PSA 200	PSA 325	PSA 400	PSA 500	PSA 600	PSA 700	PSA 800
98:20	5.634	5.635	5.636	5.645	5.655	5.698	5.762	5.801	5.829
98:21	5.632	5.632	5.634	5.642	5.652	5.694	5.755	5.794	5.821
98:22	5.630	5.630	5.632	5.640	5.649	5.690	5.749	5.786	5.812
98:23	5.628	5.628	5.629	5.637	5.646	5.686	5.743	5.779	5.804
98:24	5.626	5.626	5.627	5.635	5.644	5.681	5.737	5.771	5.796
98:25	5.623	5.624	5.625	5.632	5.641	5.677	5.731	5.764	5.787
98:26	5.621	5.621	5.623	5.630	5.638	5.673	5.725	5.757	5.779
98:27	5.619	5.619	5.620	5.627	5.635	5.669	5.718	5.749	5.771
98:28	5.617	5.617	5.618	5.624	5.632	5.665	5.712	5.742	5.763
98:29	5.615	5.615	5.616	5.622	5.629	5.660	5.706	5.734	5.754
98:30	5.612	5.612	5.614	5.619	5.626	5.656	5.700	5.727	5.746
98:31	5.610	5.610	5.611	5.617	5.624	5.652	5.694	5.720	5.738
99:00	5.608	5.608	5.609	5.614	5.621	5.648	5.688	5.712	5.730
99:01	5.606	5.606	5.607	5.612	5.618	5.644	5.681	5.705	5.721
99:02	5.604	5.604	5.605	5.609	5.615	5.640	5.675	5.698	5.713
99:03	5.601	5.601	5.602	5.607	5.612	5.635	5.669	5.690	5.705
99:04	5.599	5.599	5.600	5.604	5.609	5.631	5.663	5.683	5.697
99:05	5.597	5.597	5.598	5.602	5.607	5.627	5.657	5.675	5.689
99:06	5.595	5.595	5.595	5.599	5.604	5.623	5.651	5.668	5.680
99:07	5.592	5.593	5.593	5.597	5.601	5.619	5.645	5.661	5.672
99:08	5.590	5.590	5.591	5.594	5.598	5.614	5.638	5.653	5.664
99:09	5.588	5.588	5.589	5.592	5.595	5.610	5.632	5.646	5.656
99:10	5.586	5.586	5.586	5.589	5.592	5.606	5.626	5.639	5.647
99:11	5.584	5.584	5.584	5.587	5.590	5.602	5.620	5.631	5.639
99:12	5.582	5.582	5.582	5.584	5.587	5.598	5.614	5.624	5.631
99:13	5.579	5.579	5.580	5.582	5.584	5.594	5.608	5.617	5.623
99:14	5.577	5.577	5.577	5.579	5.581	5.589	5.602	5.609	5.615
99:15	5.575	5.575	5.575	5.577	5.578	5.585	5.596	5.602	5.606
99:16	5.573	5.573	5.573	5.574	5.575	5.581	5.589	5.595	5.598
99:17	5.571	5.571	5.571	5.572	5.573	5.577	5.583	5.587	5.590
99:18	5.568	5.568	5.568	5.569	5.570	5.573	5.577	5.580	5.582
99:19	5.566	5.566	5.566	5.567	5.567	5.569	5.571	5.573	5.574
Avg Life	**29.737**	**29.547**	**28.013**	**22.273**	**18.020**	**10.172**	**6.190**	**5.007**	**4.414**
Duration	**14.246**	**14.209**	**13.898**	**12.452**	**11.062**	**7.511**	**5.109**	**4.261**	**3.815**
First Pay	**1/33**	**8/32**	**11/29**	**8/22**	**6/18**	**10/11**	**6/09**	**5/08**	**10/07**
Last Pay	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**	**9/09**	**6/08**	**11/07**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A15	1,000,000.00	5.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.5000	05/30/03	30 year	5.92	358.00	325.0PSA	99:04

Price	PSA 50	PSA 100	PSA 200	PSA 325	PSA 400	PSA 500	PSA 600	PSA 700	PSA 800
98:20	5.635	5.636	5.641	5.658	5.675	5.727	5.770	5.807	5.835
98:21	5.633	5.633	5.638	5.655	5.672	5.722	5.764	5.799	5.826
98:22	5.630	5.631	5.636	5.652	5.668	5.717	5.757	5.791	5.818
98:23	5.628	5.629	5.633	5.649	5.665	5.712	5.751	5.784	5.809
98:24	5.626	5.627	5.631	5.646	5.661	5.707	5.744	5.776	5.801
98:25	5.624	5.624	5.629	5.643	5.658	5.702	5.738	5.769	5.793
98:26	5.621	5.622	5.626	5.640	5.655	5.697	5.731	5.761	5.784
98:27	5.619	5.620	5.624	5.637	5.651	5.691	5.725	5.754	5.776
98:28	5.617	5.618	5.621	5.634	5.648	5.686	5.719	5.746	5.767
98:29	5.615	5.615	5.619	5.631	5.644	5.681	5.712	5.738	5.759
98:30	5.613	5.613	5.617	5.628	5.641	5.676	5.706	5.731	5.750
98:31	5.610	5.611	5.614	5.626	5.637	5.671	5.699	5.723	5.742
99:00	5.608	5.609	5.612	5.623	5.634	5.666	5.693	5.716	5.733
99:01	5.606	5.606	5.609	5.620	5.630	5.661	5.686	5.708	5.725
99:02	5.604	5.604	5.607	5.617	5.627	5.656	5.680	5.701	5.717
99:03	5.601	5.602	5.605	5.614	5.623	5.651	5.674	5.693	5.708
99:04	5.599	5.600	5.602	5.611	5.620	5.646	5.667	5.686	5.700
99:05	5.597	5.597	5.600	5.608	5.616	5.641	5.661	5.678	5.691
99:06	5.595	5.595	5.597	5.605	5.613	5.636	5.654	5.671	5.683
99:07	5.593	5.593	5.595	5.602	5.609	5.630	5.648	5.663	5.675
99:08	5.590	5.591	5.593	5.599	5.606	5.625	5.642	5.656	5.666
99:09	5.588	5.588	5.590	5.596	5.602	5.620	5.635	5.648	5.658
99:10	5.586	5.586	5.588	5.593	5.599	5.615	5.629	5.640	5.649
99:11	5.584	5.584	5.585	5.590	5.595	5.610	5.622	5.633	5.641
99:12	5.582	5.582	5.583	5.587	5.592	5.605	5.616	5.625	5.633
99:13	5.579	5.580	5.581	5.585	5.589	5.600	5.610	5.618	5.624
99:14	5.577	5.577	5.578	5.582	5.585	5.595	5.603	5.610	5.616
99:15	5.575	5.575	5.576	5.579	5.582	5.590	5.597	5.603	5.607
99:16	5.573	5.573	5.574	5.576	5.578	5.585	5.591	5.595	5.599
99:17	5.571	5.571	5.571	5.573	5.575	5.580	5.584	5.588	5.591
99:18	5.568	5.568	5.569	5.570	5.571	5.575	5.578	5.580	5.582
99:19	5.566	5.566	5.566	5.567	5.568	5.570	5.571	5.573	5.574
Avg Life	**29.368**	**28.657**	**24.533**	**16.944**	**13.011**	**7.811**	**5.892**	**4.874**	**4.304**
Duration	**14.175**	**14.035**	**13.098**	**10.717**	**9.035**	**6.182**	**4.900**	**4.163**	**3.731**
First Pay	**7/32**	**6/31**	**4/26**	**8/18**	**12/14**	**10/10**	**2/09**	**3/08**	**8/07**
Last Pay	**1/33**	**8/32**	**11/29**	**8/22**	**6/18**	**10/11**	**6/09**	**5/08**	**10/07**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A14	409,546,000.00	5.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.5000	05/30/03	30 year	5.92	358.00	325.0PSA	90:00

Price	PSA 0	PSA 100	PSA 325	PSA 400	PSA 500
90:00	6.524	7.000	8.125	8.486	8.951
Avg Life	**19.113**	**11.167**	**5.196**	**4.398**	**3.665**
Duration	**10.226**	**6.778**	**3.801**	**3.336**	**2.884**
First Pay	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**
Last Pay	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A17	20,000,000.00	8.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	8.0000	05/30/03	30 year	5.92	358.00	325.0PSA	90:00

Price	PSA 0	PSA 100	PSA 325	PSA 400	PSA 500
90:00	9.320	9.880	11.262	11.721	12.292
Avg Life	**18.742**	**10.316**	**4.300**	**3.568**	**2.954**
Duration	**8.084**	**5.462**	**3.068**	**2.684**	**2.322**
First Pay	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**
Last Pay	**12/32**	**6/31**	**8/18**	**12/14**	**10/10**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A18	50,000,000.00	4.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	4.5000	05/30/03	30 year	5.92	358.00	325.0PSA	90:00

Price	PSA 0	PSA 100	PSA 325	PSA 400	PSA 500
90:00	5.436	5.977	7.408	7.888	8.481
Avg Life	**18.742**	**10.316**	**4.300**	**3.568**	**2.954**
Duration	**11.103**	**6.844**	**3.441**	**2.958**	**2.520**
First Pay	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**
Last Pay	**12/32**	**6/31**	**8/18**	**12/14**	**10/10**

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A15	1,000,000.00	5.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.5000	05/30/03	30 year	5.92	358.00	325.0PSA	90:00

Price	PSA 0	PSA 100	PSA 325	PSA 400	PSA 500
90:00	6.293	6.302	6.523	6.699	7.218
Avg Life	**29.659**	**28.657**	**16.944**	**13.011**	**7.811**
Duration	**13.494**	**13.326**	**10.350**	**8.777**	**6.048**
First Pay	**12/32**	**6/31**	**8/18**	**12/14**	**10/10**
Last Pay	**2/33**	**8/32**	**8/22**	**6/18**	**10/11**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

BondBa	lance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A16	509,000.00	5.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.5000	05/30/03	30 year	5.92	358.00	325.0PSA	90:00

Price	PSA 0	PSA 100	PSA 325	PSA 400	PSA 500
90:00	6.291	6.294	6.393	6.495	6.929
Avg Life	**29.805**	**29.547**	**22.273**	**18.020**	**10.172**
Duration	**13.517**	**13.475**	**11.925**	**10.654**	**7.301**
First Pay	**2/33**	**8/32**	**8/22**	**6/18**	**10/11**
Last Pay	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A19	7,945,000.00	5.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.5000	05/30/03	30 year	5.92	358.00	325.0PSA	90:00

Price	PSA 0	PSA 100	PSA 325	PSA 400	PSA 500
90:00	6.466	6.643	6.927	6.997	7.079
Avg Life	**20.376**	**15.290**	**10.521**	**9.754**	**8.989**
Duration	**10.923**	**9.145**	**7.278**	**6.933**	**6.567**
First Pay	**6/08**	**6/08**	**6/08**	**6/08**	**6/08**
Last Pay	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

FHMT0305B 30 year 5.0

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
2A1	121,005,000.00	5.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.0000	05/30/03	30 year	5.38	178.00	325.0PSA	90:00

Price	PSA 0	PSA 100	PSA 325	PSA 400	PSA 500
90:00	6.675	7.063	8.009	8.331	8.757
Avg Life	**8.418**	**6.602**	**4.234**	**3.756**	**3.262**
Duration	**6.100**	**4.899**	**3.316**	**2.990**	**2.648**
First Pay	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**
Last Pay	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
2A2	25,000,000.00	5.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.0000	05/30/03	30 year	5.38	178.00	325.0PSA	90:00

Price	PSA 0	PSA 100	PSA 325	PSA 400	PSA 500
90:00	6.702	7.116	8.141	8.488	8.941
Avg Life	**8.242**	**6.382**	**3.990**	**3.525**	**3.057**
Duration	**6.001**	**4.775**	**3.182**	**2.862**	**2.531**
First Pay	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**
Last Pay	**12/17**	**8/17**	**2/15**	**11/13**	**4/12**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

FHMT0305B 30 year 5.0

BondBa	lance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
2A3	695,000.00	5.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.0000	05/30/03	30 year	5.38	178.00	325.0PSA	90:00

Price	PSA 0	PSA 100	PSA 325	PSA 400	PSA 500
90:00	6.065	6.073	6.155	6.217	6.334
Avg Life	14.719	14.539	13.028	12.074	10.630
Duration	9.880	9.800	9.087	8.602	7.823
First Pay	12/17	8/17	2/15	11/13	4/12
Last Pay	3/18	3/18	3/18	3/18	3/18

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A19	7,945,000.00	5.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.5000	05/30/03	30 year	5.92	358.00	325.0PSA	103:28

Price	PSA 50	PSA 100	PSA 200	PSA 325	PSA 400	PSA 500	PSA 600	PSA 700	PSA 800
103:12	5.215	5.185	5.133	5.081	5.056	5.026	4.963	4.876	4.777
103:13	5.212	5.182	5.129	5.077	5.052	5.021	4.958	4.871	4.770
103:14	5.209	5.179	5.126	5.074	5.048	5.017	4.953	4.865	4.764
103:15	5.206	5.175	5.122	5.070	5.043	5.013	4.948	4.859	4.757
103:16	5.203	5.172	5.119	5.066	5.039	5.008	4.943	4.854	4.751
103:17	5.201	5.169	5.115	5.062	5.035	5.004	4.938	4.848	4.745
103:18	5.198	5.166	5.112	5.058	5.031	4.999	4.933	4.843	4.738
103:19	5.195	5.163	5.108	5.054	5.027	4.995	4.928	4.837	4.732
103:20	5.192	5.160	5.105	5.050	5.023	4.991	4.923	4.831	4.725
103:21	5.189	5.157	5.101	5.046	5.019	4.986	4.919	4.826	4.719
103:22	5.186	5.154	5.098	5.042	5.015	4.982	4.914	4.820	4.713
103:23	5.184	5.151	5.094	5.038	5.010	4.978	4.909	4.815	4.706
103:24	5.181	5.148	5.091	5.034	5.006	4.973	4.904	4.809	4.700
103:25	5.178	5.145	5.087	5.031	5.002	4.969	4.899	4.803	4.693
103:26	5.175	5.142	5.084	5.027	4.998	4.965	4.894	4.798	4.687
103:27	5.172	5.139	5.080	5.023	4.994	4.960	4.889	4.792	4.681
103:28	5.170	5.136	5.077	5.019	4.990	4.956	4.884	4.787	4.674
103:29	5.167	5.133	5.074	5.015	4.986	4.952	4.880	4.781	4.668
103:30	5.164	5.129	5.070	5.011	4.982	4.947	4.875	4.776	4.661
103:31	5.161	5.126	5.067	5.007	4.978	4.943	4.870	4.770	4.655
104:00	5.158	5.123	5.063	5.003	4.973	4.938	4.865	4.764	4.649
104:01	5.155	5.120	5.060	4.999	4.969	4.934	4.860	4.759	4.642
104:02	5.153	5.117	5.056	4.995	4.965	4.930	4.855	4.753	4.636
104:03	5.150	5.114	5.053	4.992	4.961	4.925	4.850	4.748	4.630
104:04	5.147	5.111	5.049	4.988	4.957	4.921	4.846	4.742	4.623
104:05	5.144	5.108	5.046	4.984	4.953	4.917	4.841	4.737	4.617
104:06	5.141	5.105	5.042	4.980	4.949	4.912	4.836	4.731	4.610
104:07	5.139	5.102	5.039	4.976	4.945	4.908	4.831	4.725	4.604
104:08	5.136	5.099	5.035	4.972	4.941	4.904	4.826	4.720	4.598
104:09	5.133	5.096	5.032	4.968	4.937	4.899	4.821	4.714	4.591
104:10	5.130	5.093	5.028	4.964	4.932	4.895	4.816	4.709	4.585
104:11	5.127	5.090	5.025	4.960	4.928	4.891	4.812	4.703	4.579
Avg Life	**17.435**	**15.290**	**12.495**	**10.521**	**9.754**	**8.989**	**7.748**	**6.544**	**5.554**
Duration	**10.647**	**9.799**	**8.610**	**7.681**	**7.290**	**6.878**	**6.149**	**5.373**	**4.691**
First Pay	**6/08**	**6/08**	**6/08**	**6/08**	**6/08**	**6/08**	**6/08**	**6/08**	**11/07**
Last Pay	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**	**7/32**	**5/28**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

UBS Warburg LLC
Fixed Income Research
cmoproj.583

FHMT0305 30 year 5.5

Cmoproj
1:26:10 pm May 21, 2003
Margarita Genis mgenis@rhino

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A18	50,000,000.00	4.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	4.5000	05/30/03	30 year	5.92	358.00	325.0PSA	100:13

Price	PSA 50	PSA 100	PSA 200	PSA 325	PSA 400	PSA 500	PSA 600	PSA 700	PSA 800
99:29	4.520	4.515	4.502	4.486	4.477	4.465	4.455	4.445	4.437
99:30	4.517	4.510	4.496	4.478	4.467	4.453	4.441	4.431	4.421
99:31	4.513	4.506	4.490	4.470	4.457	4.442	4.428	4.416	4.405
100:00	4.510	4.502	4.484	4.461	4.447	4.430	4.415	4.402	4.389
100:01	4.506	4.498	4.478	4.453	4.437	4.418	4.402	4.387	4.373
100:02	4.503	4.493	4.472	4.444	4.427	4.407	4.388	4.372	4.357
100:03	4.500	4.489	4.466	4.436	4.417	4.395	4.375	4.358	4.342
100:04	4.496	4.485	4.460	4.427	4.408	4.383	4.362	4.343	4.326
100:05	4.493	4.481	4.454	4.419	4.398	4.372	4.349	4.328	4.310
100:06	4.489	4.477	4.448	4.410	4.388	4.360	4.336	4.314	4.294
100:07	4.486	4.472	4.442	4.402	4.378	4.348	4.322	4.299	4.278
100:08	4.483	4.468	4.436	4.394	4.368	4.337	4.309	4.285	4.262
100:09	4.479	4.464	4.430	4.385	4.358	4.325	4.296	4.270	4.246
100:10	4.476	4.460	4.424	4.377	4.348	4.313	4.283	4.256	4.230
100:11	4.473	4.456	4.418	4.368	4.339	4.302	4.270	4.241	4.215
100:12	4.469	4.452	4.412	4.360	4.329	4.290	4.256	4.226	4.199
100:13	4.466	4.447	4.406	4.352	4.319	4.278	4.243	4.212	4.183
100:14	4.463	4.443	4.400	4.343	4.309	4.267	4.230	4.197	4.167
100:15	4.459	4.439	4.394	4.335	4.299	4.255	4.217	4.183	4.151
100:16	4.456	4.435	4.388	4.326	4.289	4.244	4.204	4.168	4.136
100:17	4.452	4.431	4.382	4.318	4.280	4.232	4.191	4.154	4.120
100:18	4.449	4.426	4.376	4.310	4.270	4.220	4.178	4.139	4.104
100:19	4.446	4.422	4.370	4.301	4.260	4.209	4.164	4.125	4.088
100:20	4.442	4.418	4.364	4.293	4.250	4.197	4.151	4.110	4.072
100:21	4.439	4.414	4.359	4.285	4.240	4.186	4.138	4.096	4.057
100:22	4.436	4.410	4.353	4.276	4.231	4.174	4.125	4.081	4.041
100:23	4.432	4.406	4.347	4.268	4.221	4.163	4.112	4.067	4.025
100:24	4.429	4.402	4.341	4.260	4.211	4.151	4.099	4.052	4.009
100:25	4.426	4.397	4.335	4.251	4.201	4.139	4.086	4.038	3.994
100:26	4.422	4.393	4.329	4.243	4.191	4.128	4.073	4.023	3.978
100:27	4.419	4.389	4.323	4.235	4.182	4.116	4.060	4.009	3.962
100:28	4.416	4.385	4.317	4.226	4.172	4.105	4.046	3.995	3.947
Avg Life	**13.661**	**10.316**	**6.508**	**4.300**	**3.568**	**2.954**	**2.574**	**2.311**	**2.113**
Duration	**9.215**	**7.420**	**5.182**	**3.696**	**3.153**	**2.670**	**2.356**	**2.132**	**1.961**
First Pay	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**
Last Pay	**7/32**	**6/31**	**4/26**	**8/18**	**12/14**	**10/10**	**2/09**	**3/08**	**8/07**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A17	20,000,000.00	8.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	8.0000	05/30/03	30 year	5.92	358.00	325.0PSA	107:16

Price	PSA 50	PSA 100	PSA 200	PSA 325	PSA 400	PSA 500	PSA 600	PSA 700	PSA 800
107:00	7.140	6.947	6.531	5.983	5.653	5.243	4.884	4.564	4.268
107:01	7.136	6.942	6.525	5.974	5.643	5.231	4.872	4.550	4.253
107:02	7.133	6.938	6.518	5.966	5.633	5.220	4.859	4.536	4.238
107:03	7.129	6.933	6.512	5.958	5.624	5.209	4.846	4.522	4.223
107:04	7.125	6.929	6.506	5.949	5.614	5.198	4.833	4.508	4.208
107:05	7.121	6.924	6.500	5.941	5.604	5.186	4.821	4.494	4.193
107:06	7.117	6.919	6.493	5.932	5.595	5.175	4.808	4.480	4.178
107:07	7.113	6.915	6.487	5.924	5.585	5.164	4.795	4.466	4.162
107:08	7.109	6.910	6.481	5.916	5.575	5.152	4.782	4.452	4.147
107:09	7.106	6.906	6.475	5.907	5.566	5.141	4.770	4.438	4.132
107:10	7.102	6.901	6.469	5.899	5.556	5.130	4.757	4.424	4.117
107:11	7.098	6.896	6.462	5.891	5.546	5.118	4.744	4.410	4.102
107:12	7.094	6.892	6.456	5.882	5.537	5.107	4.732	4.396	4.087
107:13	7.090	6.887	6.450	5.874	5.527	5.096	4.719	4.382	4.072
107:14	7.086	6.883	6.444	5.866	5.517	5.085	4.706	4.369	4.057
107:15	7.083	6.878	6.438	5.857	5.508	5.073	4.694	4.355	4.042
107:16	7.079	6.874	6.431	5.849	5.498	5.062	4.681	4.341	4.026
107:17	7.075	6.869	6.425	5.841	5.488	5.051	4.668	4.327	4.011
107:18	7.071	6.864	6.419	5.832	5.479	5.040	4.656	4.313	3.996
107:19	7.067	6.860	6.413	5.824	5.469	5.028	4.643	4.299	3.981
107:20	7.063	6.855	6.407	5.816	5.459	5.017	4.630	4.285	3.966
107:21	7.060	6.851	6.401	5.807	5.450	5.006	4.618	4.271	3.951
107:22	7.056	6.846	6.394	5.799	5.440	4.995	4.605	4.257	3.936
107:23	7.052	6.842	6.388	5.791	5.431	4.983	4.592	4.243	3.921
107:24	7.048	6.837	6.382	5.782	5.421	4.972	4.580	4.230	3.906
107:25	7.044	6.832	6.376	5.774	5.411	4.961	4.567	4.216	3.891
107:26	7.040	6.828	6.370	5.766	5.402	4.950	4.555	4.202	3.876
107:27	7.037	6.823	6.364	5.758	5.392	4.939	4.542	4.188	3.861
107:28	7.033	6.819	6.358	5.749	5.383	4.927	4.529	4.174	3.846
107:29	7.029	6.814	6.351	5.741	5.373	4.916	4.517	4.160	3.831
107:30	7.025	6.810	6.345	5.733	5.364	4.905	4.504	4.146	3.816
107:31	7.021	6.805	6.339	5.724	5.354	4.894	4.492	4.133	3.801
Avg Life	**13.661**	**10.316**	**6.508**	**4.300**	**3.568**	**2.954**	**2.574**	**2.311**	**2.113**
Duration	**7.531**	**6.316**	**4.674**	**3.469**	**2.999**	**2.567**	**2.282**	**2.077**	**1.918**
First Pay	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**
Last Pay	**7/32**	**6/31**	**4/26**	**8/18**	**12/14**	**10/10**	**2/09**	**3/08**	**8/07**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
1A14	409,546,000.00	5.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.5000	05/30/03	30 year	5.92	358.00	325.0PSA	102:31

Price	PSA 50	PSA 100	PSA 200	PSA 325	PSA 400	PSA 500	PSA 600	PSA 700	PSA 800
102:15	5.249	5.186	5.055	4.891	4.794	4.670	4.549	4.433	4.320
102:16	5.245	5.182	5.049	4.883	4.786	4.660	4.538	4.420	4.306
102:17	5.242	5.177	5.044	4.876	4.778	4.650	4.527	4.408	4.293
102:18	5.238	5.173	5.038	4.869	4.769	4.641	4.516	4.396	4.280
102:19	5.235	5.169	5.033	4.862	4.761	4.631	4.505	4.384	4.266
102:20	5.232	5.165	5.027	4.854	4.753	4.622	4.494	4.372	4.253
102:21	5.228	5.161	5.022	4.847	4.745	4.612	4.484	4.360	4.239
102:22	5.225	5.157	5.016	4.840	4.736	4.602	4.473	4.347	4.226
102:23	5.222	5.153	5.011	4.833	4.728	4.593	4.462	4.335	4.213
102:24	5.218	5.149	5.006	4.826	4.720	4.583	4.451	4.323	4.199
102:25	5.215	5.145	5.000	4.818	4.712	4.574	4.440	4.311	4.186
102:26	5.211	5.141	4.995	4.811	4.704	4.564	4.429	4.299	4.173
102:27	5.208	5.137	4.989	4.804	4.695	4.554	4.418	4.287	4.159
102:28	5.205	5.133	4.984	4.797	4.687	4.545	4.408	4.275	4.146
102:29	5.201	5.129	4.978	4.790	4.679	4.535	4.397	4.263	4.133
102:30	5.198	5.125	4.973	4.782	4.671	4.526	4.386	4.250	4.119
102:31	5.195	5.121	4.968	4.775	4.662	4.516	4.375	4.238	4.106
103:00	5.191	5.117	4.962	4.768	4.654	4.507	4.364	4.226	4.093
103:01	5.188	5.113	4.957	4.761	4.646	4.497	4.353	4.214	4.079
103:02	5.184	5.109	4.951	4.754	4.638	4.488	4.342	4.202	4.066
103:03	5.181	5.105	4.946	4.747	4.630	4.478	4.332	4.190	4.053
103:04	5.178	5.101	4.940	4.739	4.622	4.469	4.321	4.178	4.040
103:05	5.174	5.097	4.935	4.732	4.613	4.459	4.310	4.166	4.026
103:06	5.171	5.093	4.930	4.725	4.605	4.450	4.299	4.154	4.013
103:07	5.168	5.089	4.924	4.718	4.597	4.440	4.288	4.142	4.000
103:08	5.164	5.085	4.919	4.711	4.589	4.431	4.278	4.130	3.987
103:09	5.161	5.081	4.913	4.704	4.581	4.421	4.267	4.118	3.973
103:10	5.158	5.077	4.908	4.697	4.573	4.412	4.256	4.106	3.960
103:11	5.154	5.073	4.903	4.689	4.564	4.402	4.245	4.094	3.947
103:12	5.151	5.069	4.897	4.682	4.556	4.393	4.235	4.082	3.934
103:13	5.148	5.065	4.892	4.675	4.548	4.383	4.224	4.070	3.920
103:14	5.144	5.061	4.887	4.668	4.540	4.374	4.213	4.058	3.907
Avg Life	**14.339**	**11.167**	**7.471**	**5.196**	**4.398**	**3.665**	**3.157**	**2.784**	**2.499**
Duration	**8.988**	**7.498**	**5.574**	**4.213**	**3.684**	**3.167**	**2.789**	**2.500**	**2.272**
First Pay	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**
Last Pay	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**	**1/33**	**3/30**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
2A3	695,000.00	5.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.0000	05/30/03	30 year	5.38	178.00	325.0PSA	101:06

Price	PSA 50	PSA 100	PSA 200	PSA 325	PSA 400	PSA 500	PSA 600	PSA 700	PSA 800
100:22	4.953	4.952	4.950	4.944	4.938	4.926	4.911	4.891	4.867
100:23	4.949	4.949	4.947	4.941	4.934	4.922	4.906	4.886	4.861
100:24	4.946	4.946	4.944	4.937	4.931	4.918	4.902	4.881	4.855
100:25	4.943	4.943	4.941	4.934	4.927	4.915	4.898	4.876	4.850
100:26	4.940	4.940	4.938	4.931	4.924	4.911	4.893	4.871	4.844
100:27	4.937	4.937	4.934	4.927	4.920	4.907	4.889	4.866	4.839
100:28	4.934	4.934	4.931	4.924	4.917	4.903	4.885	4.862	4.833
100:29	4.931	4.931	4.928	4.921	4.913	4.899	4.880	4.857	4.827
100:30	4.928	4.928	4.925	4.918	4.910	4.895	4.876	4.852	4.822
100:31	4.925	4.925	4.922	4.914	4.906	4.892	4.872	4.847	4.816
101:00	4.922	4.922	4.919	4.911	4.903	4.888	4.868	4.842	4.810
101:01	4.919	4.918	4.916	4.908	4.899	4.884	4.863	4.837	4.805
101:02	4.916	4.915	4.913	4.904	4.896	4.880	4.859	4.832	4.799
101:03	4.913	4.912	4.910	4.901	4.892	4.876	4.855	4.827	4.794
101:04	4.910	4.909	4.906	4.898	4.889	4.873	4.850	4.822	4.788
101:05	4.907	4.906	4.903	4.895	4.886	4.869	4.846	4.818	4.782
101:06	4.904	4.903	4.900	4.891	4.882	4.865	4.842	4.813	4.777
101:07	4.901	4.900	4.897	4.888	4.879	4.861	4.838	4.808	4.771
101:08	4.898	4.897	4.894	4.885	4.875	4.857	4.833	4.803	4.765
101:09	4.895	4.894	4.891	4.881	4.872	4.853	4.829	4.798	4.760
101:10	4.892	4.891	4.888	4.878	4.868	4.850	4.825	4.793	4.754
101:11	4.889	4.888	4.885	4.875	4.865	4.846	4.820	4.788	4.749
101:12	4.886	4.885	4.882	4.872	4.861	4.842	4.816	4.783	4.743
101:13	4.883	4.882	4.879	4.868	4.858	4.838	4.812	4.779	4.737
101:14	4.880	4.879	4.876	4.865	4.854	4.834	4.808	4.774	4.732
101:15	4.877	4.876	4.872	4.862	4.851	4.831	4.803	4.769	4.726
101:16	4.874	4.873	4.869	4.859	4.847	4.827	4.799	4.764	4.721
101:17	4.871	4.870	4.866	4.855	4.844	4.823	4.795	4.759	4.715
101:18	4.868	4.867	4.863	4.852	4.841	4.819	4.791	4.754	4.709
101:19	4.865	4.864	4.860	4.849	4.837	4.815	4.786	4.749	4.704
101:20	4.862	4.861	4.857	4.846	4.834	4.812	4.782	4.745	4.698
101:21	4.859	4.858	4.854	4.842	4.830	4.808	4.778	4.740	4.693
Avg Life	**14.650**	**14.539**	**14.122**	**13.028**	**12.074**	**10.630**	**9.165**	**7.797**	**6.574**
Duration	**10.194**	**10.141**	**9.939**	**9.384**	**8.875**	**8.061**	**7.179**	**6.305**	**5.480**
First Pay	**10/17**	**8/17**	**11/16**	**2/15**	**11/13**	**4/12**	**12/10**	**11/09**	**1/09**
Last Pay	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

UBS Warburg LLC
Fixed Income Research
cmoproj.583

FHMT0305B 30 year 5.0

Cmoproj
1:15:08 pm May 21, 2003
Margarita Genis mgenis@rhino

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
2A2	25,000,000.00	5.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.0000	05/30/03	30 year	5.38	178.00	325.0PSA	99:27

Price	PSA 50	PSA 100	PSA 200	PSA 325	PSA 400	PSA 500	PSA 600	PSA 700	PSA 800
99:11	5.110	5.116	5.130	5.147	5.158	5.172	5.186	5.199	5.211
99:12	5.104	5.110	5.122	5.138	5.148	5.161	5.173	5.185	5.196
99:13	5.099	5.104	5.115	5.129	5.138	5.149	5.160	5.170	5.181
99:14	5.093	5.098	5.107	5.120	5.127	5.137	5.147	5.156	5.165
99:15	5.087	5.091	5.100	5.111	5.117	5.126	5.134	5.142	5.150
99:16	5.082	5.085	5.092	5.101	5.107	5.114	5.121	5.128	5.134
99:17	5.076	5.079	5.085	5.092	5.097	5.103	5.108	5.114	5.119
99:18	5.071	5.073	5.077	5.083	5.086	5.091	5.095	5.100	5.104
99:19	5.065	5.067	5.070	5.074	5.076	5.079	5.082	5.085	5.088
99:20	5.060	5.061	5.062	5.065	5.066	5.068	5.070	5.071	5.073
99:21	5.054	5.054	5.055	5.055	5.056	5.056	5.057	5.057	5.057
99:22	5.049	5.048	5.047	5.046	5.046	5.045	5.044	5.043	5.042
99:23	5.043	5.042	5.040	5.037	5.035	5.033	5.031	5.029	5.027
99:24	5.038	5.036	5.032	5.028	5.025	5.021	5.018	5.015	5.011
99:25	5.032	5.030	5.025	5.019	5.015	5.010	5.005	5.000	4.996
99:26	5.027	5.024	5.018	5.010	5.005	4.998	4.992	4.986	4.981
99:27	5.021	5.018	5.010	5.000	4.994	4.987	4.979	4.972	4.965
99:28	5.016	5.011	5.003	4.991	4.984	4.975	4.966	4.958	4.950
99:29	5.010	5.005	4.995	4.982	4.974	4.964	4.954	4.944	4.935
99:30	5.005	4.999	4.988	4.973	4.964	4.952	4.941	4.930	4.920
99:31	4.999	4.993	4.980	4.964	4.954	4.941	4.928	4.916	4.904
100:00	4.993	4.987	4.973	4.955	4.944	4.929	4.915	4.902	4.889
100:01	4.988	4.981	4.966	4.946	4.933	4.918	4.902	4.888	4.874
100:02	4.982	4.975	4.958	4.936	4.923	4.906	4.889	4.874	4.858
100:03	4.977	4.969	4.951	4.927	4.913	4.895	4.877	4.860	4.843
100:04	4.971	4.962	4.943	4.918	4.903	4.883	4.864	4.846	4.828
100:05	4.966	4.956	4.936	4.909	4.893	4.872	4.851	4.831	4.813
100:06	4.961	4.950	4.928	4.900	4.883	4.860	4.838	4.817	4.797
100:07	4.955	4.944	4.921	4.891	4.873	4.849	4.826	4.803	4.782
100:08	4.950	4.938	4.914	4.882	4.862	4.837	4.813	4.789	4.767
100:09	4.944	4.932	4.906	4.873	4.852	4.826	4.800	4.775	4.752
100:10	4.939	4.926	4.899	4.864	4.842	4.814	4.787	4.761	4.737
Avg Life	**7.227**	**6.382**	**5.084**	**3.990**	**3.525**	**3.057**	**2.710**	**2.444**	**2.236**
Duration	**5.650**	**5.081**	**4.188**	**3.404**	**3.058**	**2.699**	**2.424**	**2.209**	**2.036**
First Pay	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**
Last Pay	**10/17**	**8/17**	**11/16**	**2/15**	**11/13**	**4/12**	**12/10**	**11/09**	**1/09**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
2A1	121,005,000.00	5.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.0000	05/30/03	30 year	5.38	178.00	325.0PSA	101:04

Price	PSA 50	PSA 100	PSA 200	PSA 325	PSA 400	PSA 500	PSA 600	PSA 700	PSA 800
100:20	4.887	4.870	4.833	4.786	4.757	4.718	4.680	4.642	4.606
100:21	4.882	4.864	4.826	4.777	4.747	4.707	4.668	4.629	4.591
100:22	4.877	4.858	4.819	4.768	4.737	4.696	4.656	4.616	4.577
100:23	4.871	4.852	4.812	4.760	4.728	4.685	4.644	4.602	4.562
100:24	4.866	4.846	4.805	4.751	4.718	4.675	4.632	4.589	4.548
100:25	4.861	4.841	4.798	4.742	4.709	4.664	4.619	4.576	4.533
100:26	4.856	4.835	4.791	4.734	4.699	4.653	4.607	4.563	4.519
100:27	4.850	4.829	4.784	4.725	4.690	4.642	4.595	4.549	4.504
100:28	4.845	4.823	4.777	4.717	4.680	4.631	4.583	4.536	4.490
100:29	4.840	4.817	4.770	4.708	4.671	4.621	4.571	4.523	4.476
100:30	4.834	4.811	4.763	4.699	4.661	4.610	4.559	4.510	4.461
100:31	4.829	4.805	4.756	4.691	4.652	4.599	4.547	4.497	4.447
101:00	4.824	4.799	4.749	4.682	4.642	4.588	4.535	4.483	4.433
101:01	4.818	4.794	4.742	4.674	4.633	4.578	4.523	4.470	4.418
101:02	4.813	4.788	4.734	4.665	4.623	4.567	4.512	4.457	4.404
101:03	4.808	4.782	4.727	4.657	4.614	4.556	4.500	4.444	4.389
101:04	4.802	4.776	4.720	4.648	4.604	4.545	4.488	4.431	4.375
101:05	4.797	4.770	4.713	4.640	4.595	4.535	4.476	4.418	4.361
101:06	4.792	4.764	4.706	4.631	4.585	4.524	4.464	4.404	4.346
101:07	4.787	4.758	4.699	4.622	4.576	4.513	4.452	4.391	4.332
101:08	4.781	4.753	4.692	4.614	4.566	4.503	4.440	4.378	4.318
101:09	4.776	4.747	4.685	4.605	4.557	4.492	4.428	4.365	4.303
101:10	4.771	4.741	4.678	4.597	4.547	4.481	4.416	4.352	4.289
101:11	4.765	4.735	4.671	4.588	4.538	4.471	4.404	4.339	4.275
101:12	4.760	4.729	4.664	4.580	4.528	4.460	4.392	4.326	4.261
101:13	4.755	4.723	4.657	4.571	4.519	4.449	4.380	4.313	4.246
101:14	4.750	4.718	4.650	4.563	4.509	4.438	4.368	4.299	4.232
101:15	4.744	4.712	4.643	4.554	4.500	4.428	4.356	4.286	4.218
101:16	4.739	4.706	4.636	4.546	4.491	4.417	4.345	4.273	4.203
101:17	4.734	4.700	4.629	4.537	4.481	4.406	4.333	4.260	4.189
101:18	4.729	4.694	4.622	4.529	4.472	4.396	4.321	4.247	4.175
101:19	4.723	4.688	4.615	4.520	4.462	4.385	4.309	4.234	4.161
Avg Life	**7.428**	**6.602**	**5.329**	**4.234**	**3.756**	**3.262**	**2.884**	**2.589**	**2.353**
Duration	**5.812**	**5.257**	**4.379**	**3.597**	**3.244**	**2.869**	**2.574**	**2.338**	**2.146**
First Pay	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**	**6/03**
Last Pay	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**	**3/18**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
AC1	1,000,000.00	5.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.5000	05/30/03	30 year	5.92	358.00	325.0PSA	102:00

16.9yr seq

Price	PSA 100	PSA 150	PSA 200	PSA 300	PSA 325	PSA 500	PSA 750	PSA 1000
100:00	5.537	5.537	5.536	5.531	5.529	5.504	5.471	5.446
100:04	5.529	5.528	5.526	5.520	5.518	5.484	5.439	5.406
100:08	5.520	5.519	5.517	5.509	5.506	5.464	5.408	5.366
100:12	5.511	5.510	5.507	5.498	5.495	5.444	5.376	5.326
100:16	5.502	5.501	5.498	5.487	5.483	5.424	5.345	5.286
100:20	5.494	5.492	5.488	5.476	5.472	5.404	5.313	5.247
100:24	5.485	5.483	5.479	5.465	5.460	5.384	5.282	5.207
100:28	5.476	5.474	5.470	5.454	5.449	5.364	5.251	5.168
101:00	5.467	5.465	5.460	5.443	5.437	5.345	5.220	5.128
101:04	5.459	5.456	5.451	5.432	5.426	5.325	5.188	5.089
101:08	5.450	5.447	5.442	5.422	5.415	5.305	5.157	5.049
101:12	5.441	5.438	5.432	5.411	5.403	5.285	5.126	5.010
101:16	5.433	5.430	5.423	5.400	5.392	5.265	5.095	4.971
101:20	5.424	5.421	5.414	5.389	5.380	5.246	5.064	4.931
101:24	5.415	5.412	5.405	5.378	5.369	5.226	5.033	4.892
101:28	5.407	5.403	5.396	5.368	5.358	5.206	5.002	4.853
102:00	5.398	5.394	5.386	5.357	5.347	5.187	4.971	4.814
102:04	5.390	5.386	5.377	5.346	5.335	5.167	4.941	4.775
102:08	5.381	5.377	5.368	5.335	5.324	5.147	4.910	4.736
102:12	5.373	5.368	5.359	5.325	5.313	5.128	4.879	4.697
102:16	5.364	5.359	5.350	5.314	5.302	5.108	4.849	4.658
102:20	5.356	5.351	5.341	5.303	5.290	5.089	4.818	4.620
102:24	5.347	5.342	5.331	5.293	5.279	5.069	4.787	4.581
102:28	5.339	5.333	5.322	5.282	5.268	5.050	4.757	4.542
103:00	5.330	5.325	5.313	5.271	5.257	5.031	4.726	4.504
103:04	5.322	5.316	5.304	5.261	5.246	5.011	4.696	4.465
103:08	5.313	5.307	5.295	5.250	5.235	4.992	4.665	4.427
103:12	5.305	5.299	5.286	5.240	5.224	4.973	4.635	4.388
103:16	5.297	5.290	5.277	5.229	5.213	4.953	4.605	4.350
103:20	5.288	5.282	5.268	5.219	5.202	4.934	4.575	4.312
103:24	5.280	5.273	5.259	5.208	5.191	4.915	4.544	4.273
103:28	5.272	5.264	5.250	5.198	5.180	4.896	4.514	4.235
104:00	5.263	5.256	5.241	5.187	5.169	4.876	4.484	4.197
Avg Life	**28.657**	**27.107**	**24.533**	**18.367**	**16.944**	**7.811**	**4.571**	**3.510**
Duration	**14.241**	**13.901**	**13.269**	**11.360**	**10.823**	**6.220**	**3.958**	**3.127**
First Pay	**6/31**	**5/29**	**4/26**	**1/20**	**8/18**	**10/10**	**11/07**	**11/06**
Last Pay	**8/32**	**9/31**	**11/29**	**2/24**	**8/22**	**10/11**	**1/08**	**12/06**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.

BondBalance		Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
AC2	509,000.00	5.50000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.5000	05/30/03	30 year	5.92	358.00	325.0PSA	102:00

22yr seq

Price	PSA 100	PSA 150	PSA 200	PSA 300	PSA 325	PSA 500	PSA 750	PSA 1000
100:00	5.538	5.538	5.537	5.535	5.534	5.515	5.473	5.448
100:04	5.529	5.529	5.528	5.525	5.524	5.498	5.442	5.408
100:08	5.520	5.520	5.519	5.516	5.514	5.482	5.411	5.369
100:12	5.512	5.511	5.511	5.506	5.504	5.465	5.380	5.330
100:16	5.503	5.503	5.502	5.497	5.494	5.449	5.350	5.291
100:20	5.494	5.494	5.493	5.487	5.485	5.432	5.319	5.252
100:24	5.486	5.485	5.484	5.477	5.475	5.416	5.288	5.213
100:28	5.477	5.477	5.475	5.468	5.465	5.400	5.258	5.174
101:00	5.469	5.468	5.466	5.458	5.455	5.383	5.227	5.135
101:04	5.460	5.459	5.458	5.449	5.445	5.367	5.197	5.096
101:08	5.451	5.451	5.449	5.439	5.435	5.351	5.166	5.057
101:12	5.443	5.442	5.440	5.430	5.426	5.335	5.136	5.019
101:16	5.434	5.433	5.431	5.420	5.416	5.318	5.106	4.980
101:20	5.426	5.425	5.423	5.411	5.406	5.302	5.075	4.941
101:24	5.417	5.416	5.414	5.402	5.396	5.286	5.045	4.903
101:28	5.409	5.408	5.405	5.392	5.387	5.270	5.015	4.864
102:00	5.400	5.399	5.397	5.383	5.377	5.254	4.985	4.826
102:04	5.392	5.391	5.388	5.373	5.367	5.238	4.955	4.788
102:08	5.383	5.382	5.379	5.364	5.358	5.222	4.925	4.749
102:12	5.375	5.374	5.371	5.355	5.348	5.205	4.895	4.711
102:16	5.367	5.365	5.362	5.345	5.338	5.189	4.865	4.673
102:20	5.358	5.357	5.354	5.336	5.329	5.173	4.835	4.635
102:24	5.350	5.348	5.345	5.327	5.319	5.157	4.805	4.597
102:28	5.342	5.340	5.336	5.317	5.310	5.141	4.775	4.559
103:00	5.333	5.332	5.328	5.308	5.300	5.126	4.745	4.521
103:04	5.325	5.323	5.319	5.299	5.291	5.110	4.715	4.483
103:08	5.317	5.315	5.311	5.290	5.281	5.094	4.686	4.445
103:12	5.308	5.307	5.302	5.280	5.272	5.078	4.656	4.407
103:16	5.300	5.298	5.294	5.271	5.262	5.062	4.626	4.369
103:20	5.292	5.290	5.285	5.262	5.253	5.046	4.597	4.332
103:24	5.283	5.282	5.277	5.253	5.243	5.031	4.567	4.294
103:28	5.275	5.273	5.269	5.244	5.234	5.015	4.538	4.256
104:00	5.267	5.265	5.260	5.235	5.224	4.999	4.508	4.219
Avg Life	**29.547**	**29.074**	**28.013**	**23.643**	**22.273**	**10.172**	**4.691**	**3.573**
Duration	**14.423**	**14.327**	**14.100**	**13.004**	**12.606**	**7.572**	**4.049**	**3.178**
First Pay	**8/32**	**9/31**	**11/29**	**2/24**	**8/22**	**10/11**	**1/08**	**12/06**
Last Pay	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**	**3/33**	**2/08**	**1/07**

This report has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient. This report is based on information obtained from sources believed to be reliable but no independent verification has been made, nor is its accuracy or completeness guaranteed. This report is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Opinions expressed herein are subject to change without notice and the division, group, subsidiary or affiliate of UBS AG ("UBS") which produced this report is under no obligation to update or keep the information current. The securities described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. UBS and/or its directors, officers and employees may take positions in, and may make purchases and/or sales as principal or agent or UBS may act as market-maker in the securities or related financial instruments discussed herein. UBS may provide corporate finance and other services to and/or serve as directors of the companies referred to in this report. UBS accepts no liability for any loss or damage of any kind arising out of the use of this report. UK: This report has been issued by UBS Warburg Ltd., a subsidiary of UBS AG, regulated in the UK by the Securities and Futures Authority, for distribution in the United Kingdom to persons who are not UK private customers. US: This report is being distributed to US persons by either (i) UBS Warburg LLC, a subsidiary of UBS AG; or (ii) UBS PaineWebber Incorporated, an indirect subsidiary of UBS AG; or (iii) by a division, group or affiliate of UBS AG that is not registered as a US broker-dealer (a "non-US affiliate"), to major US institutional investors only. UBS Warburg LLC or UBS PaineWebber Incorporated accepts responsibility for the content of a report prepared by another non-US affiliate when distributed to US persons by UBS Warburg LLC or UBS PaineWebber Incorporated, as identified herein. Canada: UBS Bunting Warburg Inc. will provide upon request a statement of its financial condition and a list of its directors and senior officers. For transactions, please contact your local sales representative. Additional information will be made available upon request.

(C) 2003. All rights reserved. This report may not be reproduced or distributed in any manner without the permission of UBS.